

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

<u>Via E-mail</u>
Thomas J. Fitzpatrick
Chief Financial Officer
Iridium Communications, Inc.
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102

   Re: Iridium Communications, Inc.
     Form 10-K for the Year Ended December 31, 2012
     Filed March 5, 2013
     File No. 001-33963

Dear Mr. Fitzpatrick:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Kathleen Krebs, for

            Larry Spirgel
            Assistant Director